BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT DIAL

(212) 408-2440

WRITER’S E-MAIL ADDRESS

wkuesel@omm.com

July 7, 2011

VIA EDGAR AND HAND DELIVERY

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

Re:	Rexnord Corporation
Registration Statement on Form S-1
Filed May 26, 2011
File No. 333-174504

Dear Ms. Ravitz:

On behalf of Rexnord Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 22, 2011 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

Amanda Ravitz, July 7, 2011 - Page 2

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined herein have the meanings given in Amendment No. 1. Page references in the text of this letter correspond to pages and captions in Amendment No. 1.

Prospectus Cover Page

1.	Please identify the underwriters in the next amendment.

Response:

The cover page of the prospectus has been revised to name the lead underwriters.

2.	Please revise to disclose that following the offering, you will remain a “controlled company” under the New York Stock Exchange listing rules, and state the extent to which Apollo Management will continue to control your company after the offering.

Response:

Revisions have been made to the cover page in response to the Staff’s comment.

Summary, page 1

3.	We note the significant length of your prospectus summary. Please revise to summarize briefly the nature of your business rather than repeat disclosure verbatim that is already more appropriately located in the business discussion beginning on page 59 of your document. Also, it appears that the pie charts on pages 3 and 4 could be located in the business discussion rather than in your summary.

Response:

Revisions have been made on pages 1 through 9 in response to the Staff’s comment. Please note that we have retained the pie charts in the summary because we believe that they provide an easily understandable presentation that will be useful to investors in the summary section.

4.	Please provide us with independent support for your statements of leadership position and market share in the summary and elsewhere throughout your prospectus. Also, provide support for your statements on page 1 regarding your “heritage of innovation” and “highly trusted brands,” on page 2 describing your product portfolio as “one of the broadest and most extensive product offerings,” and on page 4 regarding your “reputation for superior quality application expertise.” Please mark the materials so that they are tied to the disclosure.

Amanda Ravitz, July 7, 2011 - Page 3

Response:

In response to the Staff’s comment, the Company has provided support for the referenced statements under separate cover pursuant to Rule 418(b) under the Securities Act of 1933, as amended (“Rule 418(b)”).

Our Markets, page 5

5.	With a view toward clarified disclosure, please explain how you estimated the sizes of the North American and global markets for your current product offerings and provide us with independent, objective support for these statements.

Response:

In response to the Staff’s comment, the Company has provided support for the referenced statements under separate cover pursuant to Rule 418(b).

Our Principal Stockholders, page 10

6.	Please revise to describe briefly the existing arrangements with Apollo and the amounts paid for management and consulting fees in fiscal 2010 and 2011. Also quantify here and elsewhere, as appropriate, the amount of proceeds that will be paid to Apollo and its affiliates upon completion of this offering.

Response:

Revisions have been made to pages 9, 32 and 100 in response to the Staff’s comment.

Risk Factors, page 16

7.	In the first risk factor, revise to state your outstanding indebtedness and debt service payment obligations on an actual basis as of March 31, 2011.

Response:

Revisions have been made to page 14 in response to the Staff’s comment.

We rely on independent distributors, page 19

8.	Please clarify the phrase “market standard terms.” Also, please identify the “key distributors,” the loss of one of which could have a material adverse effect on your business, financial condition, results of operations or cash flows. Finally, please expand the appropriate section of your document to discuss the material terms of the agreements with your major distributors.

Amanda Ravitz, July 7, 2011 - Page 4

Response:

Revisions have been made to pages 17 and 18 in response to the Staff’s comment.

Use of Proceeds, page 34

9.	Please specifically quantify the proceeds that will be paid to affiliates, identify the affiliates, and describe the nature of the affiliation. We note the disclosure on pages 103 and 104 that Apollo and your directors and executive officers purchased senior subordinated notes due 2016 that will be redeemed, including early redemption premiums, with offering proceeds.

Response:

Revisions have been made to page 32 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results. . . , page 42

Liquidity and Capital Resources, page 55

10.	We note from your disclosures on page F-41 that you have not recorded U.S. income taxes on approximately $35.2 million on foreign subsidiaries’ undistributed earnings. It appears as though a portion of your cash balances will not be available for use in the U.S. unless they are repatriated into the U.S. Please quantify for us the amount of cash and cash equivalents that are currently held by your foreign subsidiaries. Revise your MD&A disclosures as necessary to discuss any significant restrictions on your liquidity. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response:

The Company does not believe it has any material restrictions with respect to foreign cash that would warrant enhanced disclosure in the MD&A based on the considerations described in the following paragraph:

As of March 31, 2011, approximately $86 million of cash and cash equivalents were held by the Company’s foreign subsidiaries. Due to various operational needs as well as the overall global nature of its business, the Company has historically held cash within the jurisdictions in which the cash was generated as well as used for funding global liquidity requirements outside the U.S. In addition, it is currently the Company’s intent to permanently reinvest these funds outside the U.S. and the Company’s current liquidity requirements would not require the repatriation of these funds for purposes of funding U.S. operations or other debt service obligations of the Company.

Amanda Ravitz, July 7, 2011 - Page 5

Tabular Disclosure of Contractual Obligations, page 57

11.	Please revise your filing to disclose any payments related to your unrecognized tax benefits. If the amounts and future timing are indeterminable, please include an explanatory footnote. Refer to Item 303(A)(5) of Regulation S-K.

Response:

Revisions have been made to page 55 in response to the Staff’s comment.

Offer Letters, page 96

12.	Please file as exhibits your employment offer letters with Messrs. Adams, Shapiro, Moore and Jeyarajah.

Response:

The Company recognizes the requirements under Item 601 of Regulation S-K with respect to the filing of management contracts and compensatory arrangements with named executive officers. While the Company did not believe these letters constituted such arrangements, it has now filed the offer letters to Messrs. Shapiro and Jeyarajah dated as of January 4, 2010 and April 19, 2010, respectively, with Amendment No. 1 to the Registration Statement.

The Company has not filed the offer letters to Messrs. Adams and Moore dated as of April 2, 2008 and July 27, 2006, respectively. The Company advises the Staff that such offer letters do not contain a current description of the roles, responsibilities and compensation of such named executive officers. Mr. Adams’ offer letter relates to his previous position as the Company’s Chief Financial Officer and not his current position as the Company’s Chief Executive Officer. Mr. Moore’s offer letter relates to his former position as the Company’s Chief Financial Officer.

Accordingly, in the case of Messrs. Adams and Moore, the Company believes that filing the offer letters with such non-current information is not required by Item 601(b)(10)(iii)(A) and would be misleading to investors as they do not relate to the terms or conditions of these officers’ current employment. The Registration Statement describes each of Messrs. Adams and Moore’s current compensation and the terms of their employment, as required in accordance with Regulation S-K. Please refer to page 94 of the Registration Statement for such disclosure. The Company further notes that no new or amended offer letters or other written contracts or arrangements were entered into between the Company and either Mr. Adams or Mr. Moore in connection with their current positions.

Amanda Ravitz, July 7, 2011 - Page 6

Certain Relationships and Related Party Transactions, page 102

13.	Please expand to explain how the amount of the termination fee of the management service agreement with Apollo was determined.

Response:

Revisions have been made to page 100 in response to the Staff’s comment.

14.	Please expand your disclosure regarding the debt transactions with Apollo and to disclose the largest amount of principal outstanding during the period for which disclosure is provided, the amounts outstanding as of the latest practicable date, the amounts of principal paid during the period for which disclosure is provided, and the amount of interest paid during those periods. Refer to Instruction 5 to Item 404(a) of Regulation S-K.

Response:

Revisions have been made to page 102 in response to the Staff’s comment.

Lock-Up Agreements, page 121

15.	Please file as exhibits the lock-up agreements mentioned in this section.

Response:

The Company acknowledges the Staff’s comment and will file all omitted exhibits prior to requesting acceleration of effectiveness of the Registration Statement.

Financial Statements, page F-1

16.	Please update the financial statements as necessary. Refer to Rule 3-12 of Regulation S-X.

Response:

The Company acknowledges the updating requirements of Rule 3-12 of Regulation S-X and will update the financial statements to the extent necessary.

Note 14 – Stock Options, page F-31

17.	Provide us with an itemized chronological schedule detailing each issuance of your common shares, stock options and warrants by the company or principal stockholders since March 2010 through the date of your response. Include the following information for each issuance or grant date:

Amanda Ravitz, July 7, 2011 - Page 7

•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon

In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Progressively bridge management’s fair value per share determinations to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response:

The Company advises the Staff that the only issuances of its equity securities since March 2010 through the date of this response (the “Review Period”) have been stock option grants to officers, employees and directors in the ordinary course of business, consistent with the Company’s equity programs described in the Compensation Discussion and Analysis section of the Registration Statement, and common stock issued during the Review Period upon the exercise of options that were granted under the Company’s equity programs prior to the Review Period. Only one grant, consisting of 40,000 options, was to a named executive officer. The table attached hereto as Appendix A corresponds to the information requested by the Staff regarding each of the Company’s stock option grants during the Review Period. In addition, the form of Executive Non-Qualified Stock Option Agreement is filed as Exhibit 10.8 to the Registration Statement. Information regarding the issuance of shares of common stock upon the exercise of options granted prior to the Review Period is contained in Item 15 of Part II of the Registration Statement.

A description of how management determined a fair value estimate follows. Since 2007, the Company’s Board of Directors has engaged a nationally recognized independent third-party valuation firm to perform annual valuations of the Company. The independent third-party valuation firm uses multiple valuation models based on the Company’s historical and projected future earnings and cash flows, including the Market Multiple Approach and Discounted Cash Flow Approach to determine the fair value of the Company, which is then divided by the diluted number of outstanding shares to derive an estimated fair value per share. The Company’s Board of Directors reviews a new independent valuation report each year and uses that valuation report to set the fair value per share of the Company and the exercise price per share for all option grants issued in the relevant fiscal year. As of the date of this response, the Board of Directors has set the fair value of the Company at $78.00 per share. The fair value of each

Amanda Ravitz, July 7, 2011 - Page 8

option granted under the Option Plan is estimated by the Company on the date of grant using the Black-Scholes valuation model.

The Company advises the Staff that it will provide a bridge to the IPO price per share at the time the estimated IPO price is included in the Registration Statement.

Note 18. Commitments and Contingencies, page F-44

18.	We note your disclosures related to your various outstanding litigation. To the extent you have any loss contingencies for which you have not recorded accruals or for which exposure to loss exists in excess of the amount accrued, please revise your disclosures to include the disclosures required by paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

Response:

The Company believes that it has included the disclosures required by paragraph 450-20-50-4 of the FASB Accounting Standards Codification with respect to loss contingencies.

Note 21. Subsequent Events, page F-49

19.	Please revise to include the disclosure required by paragraph 855-10-50-4 of the FASB Accounting Standards Codification.

Response:

Revisions have been made to page F-49 in response to the Staff’s comment.

Exhibit 23.1

20.	To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

Response:

The Company acknowledges the Staff’s comment and will provide a currently dated and signed consent from its independent accountants to the extent necessary.

The Company acknowledges the Staff’s reference to Rules 460 and 461 relating to requests for acceleration of a registration statement. The Company intends to provide for adequate time after the filing of any amendments for further review before submitting a request for acceleration, if any.

*    *    *    *    *    *

Amanda Ravitz, July 7, 2011 - Page 9

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 408-2440 or (212) 326-2061 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ William Kuesel William Kuesel of O’MELVENY & MYERS LLP

cc:	Patricia M. Whaley, Esq.

Kenneth V. Hallett, Esq., Quarles & Brady LLP

Gregory A. Ezring, Esq., Paul, Weiss, Rikfind, Wharton & Garrison LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP

Appendix A

Itemized Chronological Schedule

Issuance/ Event	Equity Type	Number of shares issued or issuable in the grant	Purchase price or exercise price per share	Any restriction or vesting terms	Management’s fair value per share estimate	How management determined the fair value estimate	Identity of the recipient and relationship to the Company	Nature and terms of any concurrent transactions with the recipient	Amount of any recorded compensation element and accounting literature relied upon
Option grants on July 29, 2010	Common stock options	Options to purchase 144,000 shares of common stock	Exercise price of $37.00 per share	50% vest on a pro-rata basis over five years, subject to continued employment; the other 50% vest annually over five years subject to the Company reaching certain financial metrics.	Option fair value: $17.65 per share Fair value of underlying common stock: $37.00 per share	Black Scholes Price Model using valuation from third-party independent valuation firm adopted by the Board in May 2010	All 144,000 options were granted to existing employees	N/A	Fiscal year 2011 expense recognized: $396,359 Literature: ASC 718-20

Option grants on October 29, 2010	Common stock options	Options to purchase 71,000 shares of common stock	Exercise price of $37.00 per share	50% vest on a pro-rata basis over five years, subject to continued employment; the other 50% vest annually over five years subject to the Company reaching certain financial metrics.	Option fair value: $15.07 per share Fair value of underlying common stock: $37.00 per share	Black Scholes Price Model using valuation from third-party independent valuation firm adopted by the Board in May 2010	40,000 options were granted to the CEO; 31,000 options were granted to new employees	Offer letters presented to new employees	Fiscal year 2011 expense recognized: $152,243 Literature: ASC 718-20

Option grants on June 6, 2011	Common stock options	Options to purchase 12,500 shares of common stock	Exercise price of $78.00 per share	50% vest on a pro-rata basis over five years, subject to continued employment; the other 50% vest annually over five years subject to the Company reaching certain financial metrics.	Option fair value: $32.84 per share Fair value of underlying common stock: $78.00 per share	Black Scholes Price Model using valuation from third-party independent valuation firm adopted by the Board in June 2011	All 12,500 options were granted to new employees	Offer letters presented to new employees	3 months ended July 2, 2011 compensation expense: $6,908 Literature: ASC 718-20